Exhibit 12.1

TRANSCONTINENTAL GAS PIPE LINE CORPORATION

COMPUTATION OF EARNINGS TO FIXED CHARGES

Thousands of Dollars, except ratios

(UNAUDITED)

	Year Ended December 31,					For the Nine Months Ended September 30, 2010	For the Nine Months Ended September 30, 2011
	2006	2007	2008	2009	2010
Earnings Available for Fixed Charges:
Net Income	$114,845	$172,151	$1,298,885	$280,357	$270,776	$208,137	$206,224
Adjustment for undistributed income of equity investees	(451)	(881)	(182)	(635)	2,626	2,092	(594)
Plus—Interest expense and portion of rents representative ofthe interest factor, net of interest capitalized, andamortization of debt expense, discount and premium	86,380	95,355	96,479	94,680	95,228	71,227	71,746
Federal income taxes	11,888	105,533	36,286	0	0	0	0
Deferred federal income taxes	48,785	(13,294)	(867,400)	0	0	0	0
State and Municipal income taxes	25,566	11,475	(129,592)	(248)	360	403	264

Total	$287,013	$370,339	$434,476	$374,154	$368,990	$281,859	$277,640

Fixed Charges:
Interest on long-term debt	$85,212	$88,954	$89,939	$92,800	$92,800	69,600	69,673
Other interest expense (includes intercompany)	(2,132)	3,046	3,613	(1,235)	(732)	(738)	(292)
Portion of rents representative of the interest factor, including amounts capitalized	1,197	1,043	954	1,048	1,025	756	770
Amortization of debt expense, discount and premium	2,439	2,617	2,201	2,328	2,418	1,804	1,836

Total	$86,716	$95,660	$96,707	$94,941	$95,511	$71,422	$71,987

Ratio of earnings to fixed charges	3.31	3.87	4.49	3.94	3.86	3.95	3.86

For purposes of calculating the ratio of earnings to fixed charges:

(a)	Earnings represent the aggregate of pre-tax income, adjusted for undistributed income of equity investees, and fixed charges, net of interest capitalized.

(b)	Fixed charges represent interest (whether expensed or capitalized), the amortization of total debt premium, discount and expense, and that portion of rentals considered to be representative of the interest factor.